                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9
                                (Amendment No. 1)

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                      VMS NATIONAL PROPERTIES JOINT VENTURE
                            (Name of Subject Company)

                      VMS NATIONAL PROPERTIES JOINT VENTURE
                       (Name of Persons Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  This Statement relates to units of limited partnership interest of VMS National Residential Portfolio I, an Illinois limited partnership ("Portfolio I") and of VMS National Residential Portfolio II, an Illinois limited partnership ("Portfolio II"), participants in VMS National Properties Joint Venture, an Illinois general partnership (the "Joint Venture"). The business address of Portfolio I, Portfolio II and the Joint Venture is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado, 80222.

ITEM 2.           TENDER OFFER OF THE BIDDER

                  This Statement relates to a tender offer for units of Portfolio I and Portfolio II by AIMCO Properties, L.P., a Delaware limited partnership (the "AIMCO OP"), with its business address located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

ITEM 3.           IDENTITY AND BACKGROUND

         (a) The name and business address of Portfolio I, Portfolio II and the Joint Venture, which is the person filing this Statement, are set forth in Item 1 above.

         (b) The tender offers are being made pursuant to Offers to Purchase, dated June 16, 1999 (the "Offers to Purchase"), copies of which are included as Exhibits (a)(3) and (a)(4) hereto. The information set forth in each Offer to Purchase under "The Offer -- Section 9. Background and Reasons for the Offer" and "The Offer -- Section 11. Conflicts of Interest" and "Transaction with Affiliates" in each Offer to Purchase is incorporated herein by reference.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

         (a), (b)   The information in the Supplements to the Offers to Purchase for Portfolio I and Portfolio II (collectively, the "Supplements"), dated July 8, 1999, under "The Offer -- Section 10. Position of the General Partner of Your Partnership With Respect to the Offer" is incorporated herein by reference. The Supplements are included as Exhibits (a)(7) and (a)(8) hereto.

ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  Not applicable.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
                  SECURITIES.

         (a) The information set forth in the Offers to Purchase under "The Offer --Section 9. Background and Reasons for the Offer -- Prior Tender Offers" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Beneficial Ownership of Interests in Your Partnership" is incorporated herein by reference.

         (b) Units held by AIMCO Properties, L.P. or its affiliates will not be tendered.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                  SUBJECT COMPANY.

         (a) -  (b)        Not Applicable.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  The Offers to Purchase and Supplements are incorporated herein by reference.

ITEM 9.           MATERIAL TO BE FILED AS EXHIBITS

         (a)(1) Letter to Limited Partners of VMS National Residential Portfolio I, dated June 16, 1999 (previously filed).

         (a)(2) Letter to Limited Partners of VMS National Residential Portfolio II, dated June 16, 1999 (previously filed).

         (a)(3) Offer to Purchase for VMS National Residential Portfolio I, dated June 16, 1999 (Exhibit (a)(1) to the Schedule 14D-1 of AIMCO Properties, L.P., dated June 16, 1999, is incorporated hereby by reference).

         (a)(4) Offer to Purchase for VMS National Residential Portfo lio II, dated June 16, 1999 (Exhibit (a)(2) to the Schedule 14D-1 of AIMCO Properties, L.P., dated June 16, 1999, is incorporated hereby by reference).

         (a)(5) Letter of Transmittal for VMS National Residential Portfolio I, dated June 16, 1999 (Exhibit (a)(3) to the Schedule 14D-1 of AIMCO Properties, L.P., dated June 16, 1999, is incorporated herein by reference).

         (a)(6) Letter of Transmittal for VMS National Residential Portfolio II, dated June 16, 1999 (Exhibit (a)(4) to the Schedule 14D-1 of AIMCO Properties, L.P., dated June 16, 1999, is incorporated herein by reference).

         (a)(7) Supplement to the Offer to Purchase for VMS National Residential Portfolio I, dated July 8, 1999 (Exhibit (a)(7) to Amendment No. 1 to the Schedule 14D-1 of AIMCO Properties, L.P., dated July 8, 1999, is incorporated herein by reference).

         (a)(8) Supplement to the Offer to Purchase for VMS National Residential Portfolio I, dated July 8, 1999 (Exhibit (a)(8) to Amendment No. 1 to the Schedule 14D-1 of AIMCO Properties, L.P., dated July 8, 1999, is incorporated herein by reference).

         (b)      Not Applicable.

         (c)      Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 1999

                                     VMS NATIONAL PROPERTIES JOINT VENTURE,
                                     an Illinois limited partnership

                                     By: VMS NATIONAL RESIDENTIAL PORTFOLIO I,
                                         its General Partner

                                         By:    MAERIL, INC.,
                                                its Managing General Partner

                                         By:    /s/ Patrick J. Foye
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President

                                     By: VMS NATIONAL RESIDENTIAL PORTFOLIO II,
                                         its General Partner

                                         By:    MAERIL, INC.,
                                                its Managing General Partner

                                         By:    /s/ Patrick J. Foye
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President

                                     By: MAERIL, INC.,
                                         its Managing General Partner

                                         By:    /s/Patrick J. Foye
                                                ------------------------------
                                                Patrick J. Foye
                                                Executive Vice President